EXHIBIT 99.9

January 21, 2005 Media Interviews on the Financial Performance of Wipro Limited for
the quarter ended December 31, 2004.

Financial Times

Interviewee: Suresh Senapaty, Chief Finance Officer, Wipro Limited

Financial Times: Well, congratulations.

Suresh Senapaty: Thank you.

Financial Times: As you know, I am particularly interested in the technology there in IT services. I wonder if you could just talk me through that just to indicate what you regard as the highlights of that.

Suresh Senapaty: All right. If you look at Wipro Technologies results, revenue for the quarter was $352 million, which was ahead of our guidance of $347 million.

Financial Times: How much was your guidance?

Suresh Senapaty: 347. The sequential revenue growth was about 8% in dollar terms and it was driven primarily by improved price realization.

Financial Times: Does that mean higher prices?

Suresh Senapaty: Yes, and volume growth.

Financial Times: So, did you get higher prices through existing customers or just new customers coming in at a higher level?

Suresh Senapaty: Let me complete the story and then I will talk about the realization and sustained volume growth. Conventional solutions business led the growth with 15% sequential growth, while manufacturing grew by 12%, and telecom OEM grew by 10%. And if you split that in terms of service lines, our differentiated service technology infrastructure service and testing service grew sequentially 34% and 15% respectively.

Financial Times: It is strong, isn’t it?

Suresh Senapaty: And your question was on the price front. We have had several quarters of price increases, and in the last quarter price increase of about 1% both onsite and offshore, primarily function of better mix of the high-end services, better mix of the customer base in terms of getting better growth from those customers who have better rates, and also the new customers who came in, which were in price points little better. So because of these three factors we got the price increase.

Financial Times: What the new customers are you seeing a lot of customers who are converting, strategic decisions made several months ago but which they were holding on to because of the political situation in America, are you seeing a lot of movement on that front?

Suresh Senapaty: You know, frankly speaking, on the IT side, while there has been lot of debate, we had not seen any hold back in terms of wanting to offshore from India. So, there continues to be those momentum besides we wanting to do more offshore, and therefore the volume growth. So it was not a situation as if some of the MNCs were holding back and started releasing it. It was independent of that, maybe some of that could have been in the BPO side of the business, but on the IT side, we had not felt that last year, and the same momentum continues.

Financial Times: And how is the BPO unit’s performance?

Suresh Senapaty: Well, BPO performance was also very decent. Last quarter, that is, December, we had about 8% dollar term sequential growth. We had about 1400 people net add, and we continued to get good business from our existing customers. We had one additional customer getting into a transition process..., though there is no customer add, the customer add which was last year, was at customer acquisition phase, and now got into the production phase. So that is a very good business. We continue to expand our customer base in terms of multiple locations, and continue to expand our delivery locations. We added on Kolkata last quarter.

Financial Times: How big is that?

Suresh Senapaty: And we will continue to add on new locations going forward. It is good business. I think the business is there. It is a question of ability of get more people, trained people, and also ability to make sure that the retention or the attrition is managed much better than what it has been so far.

Financial Times: Are you feeling the pressure of having an independent GE in the market now also looking for business outside of the group, because GE, the sale of the GE company a few months ago is really going to put pressure on a lot of big companies like yourselves to, in a sense, to prepare yourself for much tougher competition for contract for scale.

Suresh Senapaty: Absolutely. Actually, I mean, that has been there all the time even while it was 100% GE company. But yes, since now it is a venture funded company in a manner of speaking, and you know, it is no longer on the GE’s balance sheet, they are coming out to be more aggressive in the market place. Yes, you have to reckon that in terms of competition perspective.

Financial Times: Like in other language locations like Spanish or anywhere in Europe?

Suresh Senapaty: You know, we are very actively looking at that way in terms of either sort of looking at Philippines or the East European countries for dealing with that. As it stands now, we have a complete open mind and we are doing more work on understanding and getting familiarization with respect to those locations, and it is a function of as and when we get a customer, we will be very quickly ready enough to be able to set up a center there to be able to provide those services.

Financial Times: Excellent. Well, that is great. That is what I wanted hear.